

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2011

Thomas S. McHugh
Chief Financial Officer
K-V Pharmaceutical Company
One Corporate Woods Drive
Bridgeton, MO 63044

> **Re:** **K-V Pharmaceutical Company**
> **Form 10-K for the Fiscal Year Ended March 31, 2010**
> **Filed December 27, 2010**
> **File No. 001-09601**

Dear Mr. McHugh:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Research and Development, page 126

1. Please revise your disclosure to clarify under what circumstances payments made for milestones and up-front payments would be capitalized prior to regulatory approval. In addition, please tell us the applicable accounting literature you are relying on for your accounting treatment.

15. Commitments and Contingencies
Litigation and Governmental Inquiries, page 147

2. You disclose on page 147 that accrued litigation consists of settlement obligations as well as loss contingencies recognized by you because settlement was determined to be

probable and the related payouts were reasonably estimable. You also disclose on page 158 the gross expense recorded in each of the fiscal years ended March 31, 2010, 2009, and 2008 for litigation and governmental inquiries and you disclose the amounts accrued as of March 31, 2010 and 2009. However, it does not appear that you have included all of the disclosures required by paragraphs 3-5 of ASC 450-20-50 related to your litigation and governmental inquiries. Specifically, if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Please revise your disclosure to include these disclosures. In this regard, we do not believe that general disclosure indicating that the resolution of legal matters, individually or in the aggregate, could have a material adverse effect on the Company's results of operations, financial condition or liquidity satisfies the criteria in ASC 450.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant